UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 20, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL APPOINTS AGENTS TO BOOST ASIAN MARKET POTENTIAL

LEIDEN, THE NETHERLANDS, SEPTEMBER 20, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has entered into agreements with Pharma&Soft in South Korea and Biott in Japan to increase the licensing business for PER.C6(R) and Advac(R) technology in Asia.

Under the contracts, the two agencies shall help Crucell to contact and secure agreements with prospective Korean and Japanese PER.C6(R) and Advac(R) licensees for the development and manufacturing of vaccines and gene therapy. They will also offer further support where useful.

"The Asian market in general, and South Korea and Japan in particular, holds enormous potential for Crucell and its technology," commented Crucell's Chief Executive Officer, Ronald Brus. "Crucell has already collaborated with South Korean and Japanese vaccine companies in the past and we believe that these newly forged relationships with Pharma&Soft and Biott will be a significant step in developing our vaccine and gene therapy business further in Asia."

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The Company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT BIOTT

Biott Corporation is a joint company that combines ABLE Corporation and SC BioSciences Corporation. ABLE Corporation produces bioreactors and related commodities for microbe and mammalian cell culture. SC BioSciences Corporation is a 100% subsidiary company of Sumitomo Corporation, which is one of the leading trading companies in Japan. As such, Biott possesses a superior sales network of Pharmaceutical and Biological companies, from basic research to mass production. For more information, please visit www.able-biott.co.jp

ABOUT PHARMA&SOFT

Pharma&Soft (PNS), located in South Korea, was founded in 1999 with the vision of becoming the first consulting company for unique services for biological products. The vision is based on the realization that R&D and regulatory processes for biological products differ from that of chemical drugs. PNS provides overall consultation and assistance on licensing in/out, R&D and regulatory affairs to the biology and biotechnology industry. With scientific and regulatory expertise, PNS provides customized solutions to the majority of biotechnology and pharmaceutical companies in Korea and currently extends services to cover overseas clients in Japan, Germany, India and Middle Eastern countries. For more information, please visit www.pharmansoft.com.


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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    September 20, 2005                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer